UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

GLOBALSCAPE, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37940G109

(CUSIP Number)

210/GSB Acquisition Partners, LLC

Attention: C. Clark Webb, Robert H. Alpert

8214 Westchester Drive, Suite 950

Dallas, Texas 75225

214-999-6082

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37940G109

1.	Names of Reporting Persons 210/GSB Acquisition Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,200,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,200,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	210/GSB Acquisition Partners, LLC (“GSB Acquisition”) holds directly 3,200,000 shares of common stock of GlobalSCAPE, Inc. (the “Issuer”). GSB Acquisition is managed by its sole member, 210 Capital, LLC (“210 Capital”), which is managed by its members Covenant RHA Partners, L.P. (“RHA Partners”) and CCW/LAW Holdings, LLC (“CCW Holdings”). C. Clark Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, Inc. (“RHA Investments”), and Robert H. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, GSB Acquisition may be deemed to share voting and dispositive power with 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that it holds.
(2)	The percentage is calculated based upon 21,145,021 shares of the Issuer’s common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 37940G109

1.	Names of Reporting Persons 210 Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,200,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,200,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	GSB Acquisition holds directly 3,200,000 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, 210 Capital may be deemed to share voting and dispositive power with GSB Acquisition, CCW Holdings, RHA Partners, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	The percentage is calculated based upon 21,145,021 shares of the Issuer’s common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 37940G109

1.	Names of Reporting Persons Covenant RHA Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,200,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,200,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (2)
14.	Type of Reporting Person (See Instructions) PN

(1)	GSB Acquisition holds directly 3,200,000 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Partners may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	The percentage is calculated based upon 21,145,021 shares of the Issuer’s common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 37940G109

1.	Names of Reporting Persons CCW/LAW Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,200,000 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,200,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,200,000 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	GSB Acquisition holds directly 3,200,000 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, CCW Holdings may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, RHA Partners, RHA Investments, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	The percentage is calculated based upon 21,145,021 shares of the Issuer’s common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 37940G109

1.	Names of Reporting Persons RHA Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,250,000 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,250,000 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	GSB Acquisition holds directly 3,200,000 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, CCW Holdings, RHA Partners, Mr. Alpert and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	RHA Investments is the general partner and has the power to direct the affairs of Atlas Capital Management, L.P. (“ACM”), a limited partnership which holds directly 50,000 shares of common stock of the Issuer. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, RHA Investments may be deemed to share voting and dispositive power with Mr. Alpert over the shares of the Issuer’s common stock that ACM holds.
(3)	The percentage is calculated based upon 21,145,021 shares of the Issuer’s common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 37940G109

1.	Names of Reporting Persons Robert H. Alpert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,250,000 (1) (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,250,000 (1) (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,250,000 (1) (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.4% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	GSB Acquisition holds directly 3,200,000 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, Mr. Alpert may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, CCW Holdings, RHA Partners, RHA Investments and Mr. Webb over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	RHA Investments is the general partner and has the power to direct the affairs of ACM, a limited partnership which holds directly 50,000 shares of common stock of the Issuer. Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, Mr. Alpert may be deemed to share voting and dispositive power with RHA Investments over the shares of the Issuer’s common stock that ACM holds.
(3)	The percentage is calculated based upon 21,145,021 shares of the Issuer’s common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 10, 2016.

CUSIP No. 37940G109

1.	Names of Reporting Persons C. Clark Webb
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 231,507 (1)
	8.	Shared Voting Power 3,200,000 (1)
	9.	Sole Dispositive Power 231,507 (1)
	10.	Shared Dispositive Power 3,200,000 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,431,507 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.2% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	GSB Acquisition holds directly 3,200,000 shares of common stock of the Issuer and Mr. Webb holds directly 231,507 shares of common stock of the Issuer. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, RHA Partners is managed by its general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder. Accordingly, Mr. Webb may be deemed to share voting and dispositive power with GSB Acquisition, 210 Capital, CCW Holdings, RHA Partners, RHA Investments and Mr. Alpert over the shares of the Issuer’s common stock that GSB Acquisition holds.
(2)	The percentage is calculated based upon 21,145,021 shares of the Issuer’s common stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on November 10, 2016.

Item 1. Security and the Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock (the “Common Stock”) of GlobalSCAPE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 4500 Lockhill-Selma, Suite 150, San Antonio, Texas 78249.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed by and on behalf of each of 210/GSB Acquisition Partners, LLC, a Texas limited liability company (“GSB Acquisition”), 210 Capital, LLC, a Delaware limited liability company (“210 Capital”), Covenant RHA Partners, L.P., a Texas limited partnership (“RHA Partners”), CCW/LAW Holdings, LLC, a Texas limited liability company (“CCW Holdings”), RHA Investments, Inc., a Texas corporation (“RHA Investments”), Robert H. Alpert, a United States citizen, and C. Clark Webb, a United States citizen (Messrs. Alpert and Webb, collectively with GSB Acquisition, 210 Capital, RHA Partners, CCW Holdings and RHA Investments, the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”).

GSB Acquisition is the direct beneficial owner of 3,200,000 shares of the Issuer’s Common Stock covered by this Schedule 13D, Mr. Webb is the direct beneficial owner of 231,507 shares of the Issuer’s Common Stock covered by this Schedule 13D and Atlas Capital Management, L.P. (“ACM”) is the direct beneficial owner of 50,000 shares of the Issuer’s Common Stock covered by this Schedule 13D. GSB Acquisition is managed by its sole member, 210 Capital, which is managed by its members RHA Partners and CCW Holdings. Mr. Webb has the power to direct the affairs of CCW Holdings as its sole member. In addition, each of RHA Partners and ACM are managed by their general partner RHA Investments, and Mr. Alpert has the power to direct the affairs of RHA Investments as its President and sole shareholder.

Each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the “Act”), the beneficial owner of any securities directly held by GSB Acquisition covered by this Schedule 13D. Each of RHA Investments and Mr. Alpert declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities directly held by ACM covered by this Schedule 13D.

(b) The address of the principal business office of each of the Reporting Persons is 8214 Westchester Drive, Suite 950, Dallas, Texas 75225.

(c) GSB Acquisition was formed for the purpose of acquiring securities of the Issuer for investment purposes. The principal business of 210 Capital is serving as a holding company and managing the investments of its subsidiaries, including GSB Acquisition. The principal business of each of RHA Partners and CCW Holdings is serving as a holding company and managing investments through partnerships and limited liability companies. The principal business of RHA Investments is serving as general partner of RHA Partners and ACM and managing their investments. The principal occupation of Mr. Alpert is serving as President and sole shareholder of RHA Investments. The principal occupation of Mr. Webb is serving as an investor and as sole member of CCW Holdings.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization and/or citizenship of each Reporting Person is listed in paragraph (a) of this Item 2.

Item 3. Source and Amount of Funds or other Consideration

GSB Acquisition expended an aggregate of approximately $12,416,000 of cash to acquire an aggregate of 3,200,000 shares of Common Stock of the Issuer from Thomas W. Brown and David L. Mann, each of whom is a current member of the Issuer’s board of directors, in a privately negotiated transaction at a purchase price of $3.88 per share of Common Stock. 3,000,000 of such shares of the Issuer’s Common Stock were acquired from Mr. Brown for $11,460,000 in cash and 200,000 of such shares of the Issuer’s Common Stock were acquired from Mr. Mann for $776,000 in cash. Funds used to acquire the shares of Common Stock of the Issuer were contributed to GSB Acquisition by 210 Capital.

Between May 24, 2016 and August 26, 2016, Mr. Webb acquired an aggregate of 231,507 shares of the Issuer’s Common Stock in open market transactions for aggregate consideration of $825,256.89 in cash (excluding commissions) using personal funds.

Item 4. Purpose of Transaction

The acquisition of the Issuer’s Common Stock by GSB Acquisition, Mr. Webb and ACM was for investment purposes.

On January 9, 2017, GSB Acquisition entered into a Stock Purchase Agreement, by and among GSB Acquisition, Mr. Brown and Mr. Mann (the “Stock Purchase Agreement”), pursuant to which GSB Acquisition agreed to purchase 3,000,000 shares of the Issuer’s Common Stock from Mr. Brown and 200,000 shares of the Issuer’s Common Stock from Mr. Mann, in each case at a cash purchase price of $3.88 per share for an aggregate purchase price of $12,416,000. Mr. Brown and Mr. Mann are each current members of the board of directors of the Issuer. The sale of the Issuer’s Common Stock pursuant to the Stock Purchase Agreement closed on January 9, 2017 (the “Closing”).

Pursuant to the Stock Purchase Agreement, GSB Acquisition agreed to be subject to certain “standstill” provisions which generally prevent it and certain affiliates from, among other things, (i) acquiring beneficial ownership in excess of 20% of the Issuer’s voting stock, (ii) other than at the direction of the Issuer’s board of directors, seeking, proposing, making any statement with respect to, soliciting or negotiating with any person with respect to a merger, consolidation, acquisition of control or other business combination, tender or exchange offer, purchase, sale or transfer of assets or securities, dissolution, liquidation or certain other fundamental transactions, (iii) nominating a representative or affiliate of GSB Acquisition for election to the Issuer’s board of directors, (iv) soliciting proxies in opposition to the recommendation of the Issuer’s board of directors, (v) depositing shares of the Issuer’s Common Stock in a voting trust or subjecting any such shares to any voting arrangement with third parties, (vi) assisting or working with a third party with respect to such actions or (vii) publicly requesting or proposing in writing that the Issuer amend or waive any of these limitations. The “standstill” provisions expire on the first anniversary of the Closing, January 9, 2018.

The Reporting Persons intend from time to time to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and for shares of Common Stock of the Issuer in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

In pursuing their investment purposes, the Reporting Persons plan to monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons have in the past and may in the future discuss such matters with one or more shareholders, officers or directors of the Issuer, industry analysts, existing or potential strategic partners, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons’ modifying their ownership of Common Stock of the Issuer, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the following actions: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5. Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page(s) hereto.

Each of 210 Capital, RHA Partners, CCW Holdings, RHA Investments, Mr. Alpert and Mr. Webb declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities directly held by GSB Acquisition covered by this Schedule 13D. Each of RHA Investments and Mr. Alpert declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities directly held by ACM covered by this Schedule 13D.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

GSB Acquisition is the direct beneficial owner of 3,200,000 shares of the Issuer’s Common Stock covered by this Schedule 13D, Mr. Webb is the direct beneficial owner of 231,507 shares of the Issuer’s Common Stock covered by this Schedule 13D and ACM is the direct beneficial owner of 50,000 shares of the Issuer’s Common Stock covered by this Schedule 13D. GSB Acquisition, Mr. Webb and ACM, as applicable, have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the respective shares of Common Stock of the Issuer that they directly own.

As sole member of GSB Acquisition, 210 Capital may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition. 210 Capital does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition.

As members of 210 Capital, each of RHA Partners and CCW Holdings may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition. Neither RHA Partners nor CCW Holdings own any shares of Common Stock of the Issuer directly and each of RHA Partners nor CCW Holdings disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition.

As sole member of CCW Holdings, Mr. Webb may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition. Mr. Webb holds 231,507 shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition.

As general partner of RHA Partners and ACM, RHA Investments may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM. RHA Investments does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM.

As President and sole shareholder of RHA Investments, Mr. Alpert may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM. Mr. Alpert does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by GSB Acquisition and ACM.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share	Description of Transaction
1/9/2017	210/GSB Acquisition Partners, LLC	3,200,000		$3.88	Privately Negotiated Transaction

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons entered into the Joint Filing Agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.

See Item 4 for a description of the Stock Purchase Agreement, which such description is incorporated herein by reference. The Stock Purchase Agreement is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Except as otherwise described herein, in the Joint Filing Agreement attached hereto as Exhibit 99.1 or in the Stock Purchase Agreement attached hereto as Exhibit 99.2, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7. Material to be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

99.2	Stock Purchase Agreement, dated as of January 9, 2017, by and among 210/GSB Acquisition Partners, LLC, Thomas W. Brown and David L. Mann (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of GlobalSCAPE, Inc. filed with the SEC on January 9, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2017

210/GSB ACQUISITION PARTNERS, LLC

By:	210 Capital, LLC
Its:	Sole Member

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

210 CAPITAL, LLC

By:	Covenant RHA Partners, L.P.
Its:	Member

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

By:	CCW/LAW Holdings, LLC
Its:	Member

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

COVENANT RHA PARTNERS, L.P.

By:	/s/ Robert H. Alpert
Its:	Authorized Signatory

CCW/LAW HOLDINGS, LLC

By:	/s/ C. Clark Webb
Its:	Authorized Signatory

RHA INVESTMENTS, INC.

By:	/s/ Robert H. Alpert
Title:	President

ROBERT H. ALPERT

By:	/s/ Robert H. Alpert

C. CLARK WEBB

By:	/s/ C. Clark Webb

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (filed herewith)

99.2	Stock Purchase Agreement, dated as of January 9, 2017, by and among 210/GSB Acquisition Partners, LLC, Thomas W. Brown and David L. Mann (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of GlobalSCAPE, Inc. filed with the SEC on January 9, 2017).